                                                               EXHIBIT 99.(a)(3)


                            KRESCENT PARTNERS L.L.C.
                          1301 Avenue of the Americas
                                   38th Floor
                           New York, New York  10019


                                                               November 21, 1996

                        $315 PER UNIT OFFER TO PURCHASE


To Unitholders in Krupp Realty Fund, Ltd.-III:


              KRESCENT PARTNERS L.L.C., A DELAWARE LIMITED LIABILITY COMPANY (THE "PURCHASER"), IS OFFERING TO PURCHASE UP TO 5,117 OF THE OUTSTANDING UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS (THE "UNITS") IN KRUPP REALTY FUND, LTD.- III (THE "PARTNERSHIP") FOR A CASH PURCHASE PRICE OF $315 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE ATTACHED OFFER TO PURCHASE, DATED NOVEMBER 21, 1996, AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

              Unless extended by the Purchaser, the Offer is effective until midnight, New York City time, on December 20, 1996. The Offer is not conditioned upon any minimum number of Units being tendered; however, tenders of less than all Units owned by a Unitholder that would result in such Unitholder holding less than 10 Units or tenders of fractional Units will not be accepted.

              The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

       In reviewing the Offer, please note:

       o      Offer is a Premium to the per Unit Secondary Market Price.

                     $218.41 per Unit was the weighted average selling price for Units in the limited secondary market for the six months ended September 30, 1996. Unitholders are advised, however, that such amount is not necessarily indicative of value.

       o      No Commissions and No Transfer Fees.

                     The Purchaser will pay any transfer fees charged by the Partnership in connection with transferring the ownership of your Units pursuant to the Offer and commissions in connection with tendering your Units pursuant to the Offer.

       o      No More K-1 Reporting Costs if You Sell All of Your Units.

                     If you sell all of your Units you will avoid the expense, delay, and complications in filing complex tax returns which result from an ownership of Units.

              You must decide whether to tender your Units based on your own particular circumstances, including your judgment of the value of your Units taking into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer.

              If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call The Herman Group, Inc., which is acting as Information Agent/Depositary for the Offer, at (800) 738-5516. Informed and courteous agents are available to assist you.


                                        KRESCENT PARTNERS L.L.C.